UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2009
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      ☑ Form 20-F
☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

METAL STORM LIMITED ACN 064 270 006

 METAL STORM EXPANDS US OPERATIONS
Brisbane, Australia, March 10, 2009 — Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Australian weapons developer Metal Storm Limited today announced that Metal Storm Incorporated (MSI) has expanded its operations in the United States.
MSI General Manager Peter Faulkner said the company has commissioned a remote test facility in Chantilly, Virginia, near MSI‘s US office in Arlington.
Mr Faulkner said the expansion enables Metal Storm to consolidate weapons testing at a single facility. Until now testing had been conducted at a number of third party private ranges.
“As Metal Storm transitions from the laboratory to the marketplace, we are spending an increasing amount of our time on test firing ranges,” he said.
“The remote test facility will allow us to improve project delivery and product time to market by expediting the test and evaluation phase of our product development.”
Metal Storm Limited Chief Executive Officer, Dr Lee Finniear, said the expansion of the US facilities was a boost to the company’s ballistics research capabilities.
“We are fortunate to have a team with a remarkable level of combined scientific and engineering talent,” he said.
“Our people have achieved major breakthroughs in the area of stacked round ballistics not only for the company, but also for its contract customers, which include government agencies and commercial defence organizations.
“Now, with the expansion of the MSI test facilities the team can better serve US customers, and more rapidly commercialise Metal Storm weapons technology.”
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
Mr Peter D. Faulkner — General Manager, Metal Storm Incorporated — Ph: +1 703 248 8218

About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

METAL STORM LIMITED ACN 064 270 006
Convertible Note Interest Payment
Brisbane, AUSTRALIA — 13 March 2009: Metal Storm Limited (ASX trading code: MST and OTC symbol: MTSXY).
Metal Storm Limited advises that the payment of interest on Convertible Notes for the period 1 January 2009 to 31 March 2009 will occur as follows:

Event	Date
1. Record date to identify the Note Holders entitled to receive interest payments on the Convertible Notes (determined in accordance with the Listing Rules)	24 March 2009

2. Interest payment date	31 March 2009
Interest is payable at 10% per annum.
The interest payment for this period is 0.33288 cents for each Convertible Note.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC symbol: MTSXY
Company Contact:
Peter Wetzig — Company Secretary, Metal Storm Limited — Ph: +61 (0) 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia, with an office in Arlington, Virginia. Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system. Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: March 13, 2009		By: /s/ Peter Wetzig

	Name:	Peter Wetzig
	Title:	Company Secretary